GMAC RFC

Distribution Information	Deal Information

Distribution Information

1. Distribution Summary

2. Factor Summary

3. Components Information *(Not Applicable)*

4. Interest Summary

5. Other Income Detail

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report

15. Distribution Percentages *(Not Applicable)*

16. Overcollateralization Summary

17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts

18. Performance Tests

19. Lender Paid Mortgage Insurance *(Not Applicable)*

20. Comments

Deal Information

Deal Name:	Residential Accredit Loans Inc, 2006-QO2
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	02/28/2006
First Distribution Date:	03/25/2006
Determination Date:	10/23/2006
Distribution Date:	10/25/2006
Record Date:	
Book-Entry:	10/24/2006
Definitive:	09/29/2006
Trustee:	Us Bank, Inc.
Main Telephone:	651-495-7000
GMAC-RFC	
Bond Administrator:	Nicholas Gisler
Telephone:	818-260-1628
Pool(s) :	40299

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QO2
October 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3)+(4)=(5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	761118VY1	370,542,000.00	343,231,650.20	5.55000000	5,861,926.07	1,587,446.38	7,449,372.45	0.00	0.00	0.00	337,369,724.13
A-2	761118VZ8	154,392,000.00	143,012,724.43	5.60000000	2,442,461.28	667,392.71	3,109,853.99	0.00	0.00	0.00	140,570,263.15
A-3	761118WA2	92,636,000.00	85,808,375.70	5.67000000	1,465,489.43	405,444.58	1,870,934.01	0.00	0.00	0.00	84,342,886.27
M-1	761118WB0	18,765,000.00	18,765,000.00	5.76000000	0.00	90,072.00	90,072.00	0.00	0.00	0.00	18,765,000.00
M-2	761118WC8	8,042,000.00	8,042,000.00	5.79000000	0.00	38,802.65	38,802.65	0.00	0.00	0.00	8,042,000.00
M-3	76118WD6	4,356,000.00	4,356,000.00	5.86000000	0.00	21,271.80	21,271.80	0.00	0.00	0.00	4,356,000.00
M-4	76118WE4	3,351,000.00	3,351,000.00	6.15000000	0.00	17,173.88	17,173.88	0.00	0.00	0.00	3,351,000.00
M-5	761118WF1	3,350,000.00	3,350,000.00	6.27000000	0.00	17,503.75	17,503.75	0.00	0.00	0.00	3,350,000.00
M-6	761118WG9	3,351,000.00	3,351,000.00	6.43000000	0.00	17,955.78	17,955.78	0.00	0.00	0.00	3,351,000.00
M-7	761118WH7	3,350,000.00	3,350,000.00	6.83000000	0.00	19,067.08	19,067.08	0.00	0.00	0.00	3,350,000.00
M-8	761118WJ3	3,351,000.00	3,351,000.00	6.83000000	0.00	19,072.78	19,072.78	0.00	0.00	0.00	3,351,000.00
SB	76118WK0	4,693,329.19	4,691,255.30	0.00000000	0.00	1,178,386.87	1,178,386.87	0.00	0.00	0.00	4,691,255.30
R-I	761118WK8	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	76118WM6	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**670,179,329.19**	**624,660,005.63**		**9,769,876.78**	**4,079,590.26**	**13,849,467.04**	**0.00**	**0.00**	**0.00**	**614,890,128.85**

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	761118VY1	926.29620988	15.81986946	4.28411996	20.10398943	0.00000000	0.00000000	910.47634041
A-2	761118VZ8	926.29620984	15.81986942	4.32271562	20.14258504	0.00000000	0.00000000	910.47634042
A-3	761118WA2	926.29620990	15.81986949	4.37674964	20.19661913	0.00000000	0.00000000	910.47634041
M-1	761118WB0	1,000.00000000	0.00000000	4.80000000	4.80000000	0.00000000	0.00000000	1,000.00000000
M-2	761118WC8	1,000.00000000	0.00000000	4.82500000	4.82500000	0.00000000	0.00000000	1,000.00000000
M-3	76118WD6	1,000.00000000	0.00000000	4.88333333	4.88333333	0.00000000	0.00000000	1,000.00000000
M-4	76118WE4	1,000.00000000	0.00000000	5.12500149	5.12500149	0.00000000	0.00000000	1,000.00000000
M-5	761118WF1	1,000.00000000	0.00000000	5.22500000	5.22500000	0.00000000	0.00000000	1,000.00000000
M-6	761118WG9	1,000.00000000	0.00000000	5.35833483	5.35833483	0.00000000	0.00000000	1,000.00000000
M-7	761118WH7	1,000.00000000	0.00000000	5.69166567	5.69166567	0.00000000	0.00000000	1,000.00000000
M-8	761118WJ3	1,000.00000000	0.00000000	5.69166816	5.69166816	0.00000000	0.00000000	1,000.00000000
SB [1]	76118WK0							
R-I	761118WK8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	76118WM6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	91.75008868%

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QO2
October 25, 2006

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	**End**				**(1)**	**(2)**	**(3)**	**(4)**	**(5)**	**(6)**	
A-1	09/25/2006	10/24/2006	Actual/360	343,231,650.20	5.55000000	1,587,446.38	0.00	0.00	0.00	0.00	1,587,446.38	0.00
A-2	09/25/2006	10/24/2006	Actual/360	143,012,724.43	5.60000000	667,392.71	0.00	0.00	0.00	0.00	667,392.71	0.00
A-3	09/25/2006	10/24/2006	Actual/360	85,808,375.70	5.67000000	405,444.58	0.00	0.00	0.00	0.00	405,444.58	0.00
M-1	09/25/2006	10/24/2006	Actual/360	18,765,000.00	5.76000000	90,072.00	0.00	0.00	0.00	0.00	90,072.00	0.00
M-2	09/25/2006	10/24/2006	Actual/360	8,042,000.00	5.79000000	38,802.65	0.00	0.00	0.00	0.00	38,802.65	0.00
M-3	09/25/2006	10/24/2006	Actual/360	4,356,000.00	5.86000000	21,271.80	0.00	0.00	0.00	0.00	21,271.80	0.00
M-4	09/25/2006	10/24/2006	Actual/360	3,351,000.00	6.15000000	17,173.88	0.00	0.00	0.00	0.00	17,173.88	0.00
M-5	09/25/2006	10/24/2006	Actual/360	3,350,000.00	6.27000000	17,503.75	0.00	0.00	0.00	0.00	17,503.75	0.00
M-6	09/25/2006	10/24/2006	Actual/360	3,351,000.00	6.43000000	17,955.78	0.00	0.00	0.00	0.00	17,955.78	0.00
M-7	09/25/2006	10/24/2006	Actual/360	3,350,000.00	6.83000000	19,067.08	0.00	0.00	0.00	0.00	19,067.08	0.00
M-8	09/25/2006	10/24/2006	Actual/360	3,351,000.00	6.83000000	19,072.78	0.00	0.00	0.00	0.00	19,072.78	0.00
SB	09/01/2006	09/30/2006	Actual/360	4,691,255.30	0.00000000	0.00	0.00	0.00	0.00	1,178,386.87	1,178,386.87	0.00
Deal Totals				**624,660,005.63**		**2,901,203.39**	**0.00**	**0.00**	**0.00**	**1,178,386.87**	**4,079,590.26**	**0.00**

Current Index Rates

Index Type	Rate	Classes
USLIB TEL 25 -2BD	5.33000000	A-1, A-2, A-3, M-2, M-4, M-6, M-8, M-7, M-5, M-3, M-1

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distributiion
	(1)	(2)	(1) + (2) = (3)
SB	212,576.12	965,810.75	1,178,386.87
Deal Totals	**212,576.12**	**965,810.75**	**1,178,386.87**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	8,464.63	8,464.63	0.00	0	0.00	195,929.79	18,992.02	40,866.66	0.00	0.00	0.00

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
Deal Totals	0.00	0.00	0.00	0.00	0.00

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
0.00	0.00	0.00	0.00	A-0.00
0.00	0.00	0.00	0.00	A-0.00
0.00	0.00	0.00	0.00	A-0.00
0.00	0.00	0.00	0.00	M-0.00
0.00	0.00	0.00	0.00	M-0.00
0.00	0.00	0.00	0.00	M-0.00
0.00	0.00	0.00	0.00	M-0.00
0.00	0.00	0.00	0.00	M-0.00
0.00	0.00	0.00	0.00	M-0.00
0.00	0.00	0.00	0.00	M-0.00
0.00	0.00	0.00	0.00	M-0.00
0.00	0.00	0.00	0.00	SB-0.00
0.00	0.00	0.00	0.00	R-0.00
0.00	0.00	0.00	0.00	R-0.00
0.00	0.00	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	2,017	670,179,329.19	1,864	624,660,005.63	448	234,094.28	37	11,570,624.37	0	0.00	0	0.00	1,827	614,890,128.85

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.85535133	7.96760765	368.21	368.21	7.42870827	7.54093834	7.42870827	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	20.40%	20.83%	17.14%		14.79%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,785	600,202,829.38	1	114,992.83	0	0.00	0	0.00	0.00	1,786	600,317,822.21
30 days	32	11,070,482.67	0	0.00	0	0.00	0	0.00	0.00	32	11,070,482.67
60 days	7	2,715,579.13	0	0.00	0	0.00	0	0.00	0.00	7	2,715,579.13
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	1	306,076.87	0	0.00	0	0.00	0	0.00	0.00	1	306,076.87
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	1	480,167.97	0	0.00	0.00	1	480,167.97
Total	**1,825**	**614,294,968.05**	**1**	**114,992.83**	**1**	**480,167.97**	**0**	**0.00**	**0.00**	**1,827**	**614,890,128.85**
Current	97.70%	97.61%	0.05%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	97.76%	97.63%
30 days	1.75%	1.80%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.75%	1.80%
60 days	0.38%	0.44%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.38%	0.44%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.05%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.05%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.05%	0.08%	0.00%	0.00%	0.00%	0.05%	0.08%
Total	**99.89%**	**99.90%**	**0.05%**	**0.02%**	**0.05%**	**0.08%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

NOTE:

Loans with both a Bankruptcy and Foreclosure status were
previously reported as Bankruptcies. Beginning with the
October 2006 Distribution, these loans will now be
reported as Foreclosures.

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QO2
October 25, 2006

11. Delinquency Data

	Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance
1 Month	32 1.75%	11,070,482.67 1.80%	13 Months	0 0.00%	0.00 0.00%	25 Months	0 0.00%	0.00 0.00%	37 Months	0 0.00%	0.00 0.00%	49 Months	0 0.00%	0.00 0.00%
2 Months	7 0.38%	2,715,579.13 0.44%	14 Months	0 0.00%	0.00 0.00%	26 Months	0 0.00%	0.00 0.00%	38 Months	0 0.00%	0.00 0.00%	50 Months	0 0.00%	0.00 0.00%
3 Months	0 0.00%	0.00 0.00%	15 Months	0 0.00%	0.00 0.00%	27 Months	0 0.00%	0.00 0.00%	39 Months	0 0.00%	0.00 0.00%	51 Months	0 0.00%	0.00 0.00%
4 Months	0 0.00%	0.00 0.00%	16 Months	0 0.00%	0.00 0.00%	28 Months	0 0.00%	0.00 0.00%	40 Months	0 0.00%	0.00 0.00%	52 Months	0 0.00%	0.00 0.00%
5 Months	1 0.05%	306,076.87 0.05%	17 Months	0 0.00%	0.00 0.00%	29 Months	0 0.00%	0.00 0.00%	41 Months	0 0.00%	0.00 0.00%	53 Months	0 0.00%	0.00 0.00%
6 Months	0 0.00%	0.00 0.00%	18 Months	0 0.00%	0.00 0.00%	30 Months	0 0.00%	0.00 0.00%	42 Months	0 0.00%	0.00 0.00%	54 Months	0 0.00%	0.00 0.00%
7 Months	1 0.05%	480,167.97 0.08%	19 Months	0 0.00%	0.00 0.00%	31 Months	0 0.00%	0.00 0.00%	43 Months	0 0.00%	0.00 0.00%	55 Months	0 0.00%	0.00 0.00%
8 Months	0 0.00%	0.00 0.00%	20 Months	0 0.00%	0.00 0.00%	32 Months	0 0.00%	0.00 0.00%	44 Months	0 0.00%	0.00 0.00%	56 Months	0 0.00%	0.00 0.00%
9 Months	0 0.00%	0.00 0.00%	21 Months	0 0.00%	0.00 0.00%	33 Months	0 0.00%	0.00 0.00%	45 Months	0 0.00%	0.00 0.00%	57 Months	0 0.00%	0.00 0.00%
10 Months	0 0.00%	0.00 0.00%	22 Months	0 0.00%	0.00 0.00%	34 Months	0 0.00%	0.00 0.00%	46 Months	0 0.00%	0.00 0.00%	58 Months	0 0.00%	0.00 0.00%
11 Months	0 0.00%	0.00 0.00%	23 Months	0 0.00%	0.00 0.00%	35 Months	0 0.00%	0.00 0.00%	47 Months	0 0.00%	0.00 0.00%	59 Months	0 0.00%	0.00 0.00%
12 Months	0 0.00%	0.00 0.00%	24 Months	0 0.00%	0.00 0.00%	36 Months	0 0.00%	0.00 0.00%	48 Months	0 0.00%	0.00 0.00%	60+ Months	0 0.00%	0.00 0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
	Modification Type	Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
		Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
Constant Default Rate	0.00%	0.00%	0.00%		0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts			DEPOSITS			WITHDRAWALS		Ending Balance
Description	Source	Beginning Balance	Investment Earnings	Other Deposits	Draws	Releases	
Basis Risk Shortfall Reserve	Goldman Sachs & Company	0.00	0.00	0.00	0.00	0.00	0.00

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	4,691,255.30	4,691,255.30	0.00	4,691,255.30	4,691,255.30

17. Excess Cashflow, Overcollateralization and Derivative Amounts

Excess Cashflow and Derivative Summary	
(1) Scheduled Unmodified Net Interest	3,867,014.13
(2) Interest Losses	0.00
(3) Subsequent Recoveries	0.00
(4) Interest Adjustment Amount	0.00
(5) Offered Certificate Accrued Interest	2,901,203.38
(6) OC Reduction Amount	0.00
(7) Excess Cashflow Prior to OC Provisions	965,810.75

Overcollateralization and Derivative Amounts	
Excess Cashflow Prior to OC Provisions	965,810.75
(1) Unreimbursed Principal Portion of Realized Losses	0.00
(2) Principal Portion of Realized Losses	0.00
(3) Overcollateralization Increase	0.00
(4) Prepayment Interest Shortfall	0.00
(5) Unpaid PPIS With Accrued Interest	0.00
(6) Basis Risk Shortfall Carry-Forward Amount	0.00
(7) Relief Act Shortfall	0.00
(8) Unreimbursed Realized Losses	0.00
(9) To Class SB Certificates	965,810.75

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Period	8
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	8.55555400%
Specified Senior Enhancement Percent - Target value	19.62500000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Sixty-Plus Delinquency Percentage > Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	0.36355400%
Senior Enhancement Delinquency Percentage - Target Value	3.07144400%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss % > Scheduled Loss %	
Aggregate Realized Loss Percentage - Actual Value	0.00000000%
Scheduled Loss Target Percent	999.99000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False

Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False

20. Comments

Comments: Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such

Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit

or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue

Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of

purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an

'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in

Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not

apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or

expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Accredit Loans Inc., 2006-QO2
October 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	13,647,418.37
Prepayment Premium	212,576.12
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	8,464.63
Total Deposits	13,868,459.12

Uses of Funds	Amount
Transfer to Certificate Account	13,849,467.03
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	18,992.02
Derivative Payment	N/A
Total Withdrawals	13,868,459.05
Ending Balance	0.00